08002853

AM:SJV:STEX:2008 ADITYA BIRLA GROUP

May 13, 2008

Securities and Exchange Commission
Att: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

SEC
Mail Processing
Section
MAY 2 0 2008
Washington, DC
101

Re : Hindalco Industries Limited
Rule 12g3-2(6) Exemption file No. 82-3428

SUPPL

Dear Sir,

Sub : Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s. Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Result of the Company for the Fourth quarter ended on 31st March, 2008.

Please take the same on your record and acknowledge.

Thanking you,

PROCESSED
JUN 0 2 2008 E
THOMSON REUTERS

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Asst. Vice-President &
Company Secretary

Encl : as above

dlw 5/28

Singhi & Co.
Chartered Accountants
EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022 4333, Fax : +91(0)33-2230-7146
e-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 030

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 31st March, 2008. This Financial statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Attention is invited to note no. 4 regarding non-provision of Mark to Market losses of Rs 220 Million on outstanding derivative instruments.

Based on our review conducted as above, nothing has come to our notice, except as mentioned above, that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

Camp : Mumbai

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 30th day of April, 2008.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH, 2008

(Rupees in Million)

	Particulars	Quarter ended 31/03/2008 (Unaudited)	Quarter ended 31/03/2007 (Unaudited)	Year ended 31/03/2008 (Unaudited)	Year ended 31/03/2007 (Audited)
1	**Net Sales & Operating Revenues**	50,102	47,489	192,010	183,130
2	**Other Income**	1,442	1,233	4,929	3,701
3	**Total Income**	51,544	48,722	196,939	186,831
4	**Expenditure**	43,651	38,566	163,877	149,361
	(a). (Increase)/Decrease in Stock	(3,054)	3,612	(1,327)	(4,425)
	(b). Consumption of Raw Materials	34,455	23,423	120,474	111,119
	(c). Purchase of Traded Goods	164	96	925	230
	(d). Employees Cost	1,841	1,465	6,212	5,196
	(e). Power and Fuel	5,370	4,297	19,108	18,486
	(f). Depreciation	1,516	1,576	5,878	6,381
	(g). Other Expenditure	3,359	4,097	12,607	12,374
5	**Interest & Finance Charges**	988	577	2,806	2,424
6	**Profit before Tax**	6,905	9,579	30,256	35,046
7	**Tax Expenses**	(3,865)	2,366	1,647	9,403
	(a). Current Year	1,542	2,366	7,054	9,403
	(b). Adjustment for earlier years (Net)	(5,407)	-	(5,407)	-
8	**Net Profit**	10,770	7,213	28,609	25,643
9	**Paid-up Equity Share Capital**				
	(Face Value : Re 1/- per Share)	1,226	1,043	1,226	1,043
10	**Reserves**				123,137
11	**Earning Per Share (EPS)**				
	(a). Basic EPS (Rs.)	8.78	7.32	24.51	25.52
	(b). Diluted EPS (Rs.)	8.73	7.32	24.38	25.52
12	**Public Shareholding**				
	(a). Number of shares			841,522,988	845,583,773
	(b). Percentage of shareholding			68.58%	72.94%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/03/2008 (Unaudited)	Quarter ended 31/03/2007 (Unaudited)	Year ended 31/03/2008 (Unaudited)	Year ended 31/03/2007 (Audited)
1. Segment Revenue				
(a) Aluminium	18,557	20,424	71,449	73,444
(b) Copper	31,548	27,112	120,655	109,776
	50,105	47,536	192,104	183,220
Less: Inter Segment Revenue	(3)	(47)	(94)	(90)
Net Sales & Operating Revenues	**50,102**	**47,489**	**192,010**	**183,130**
2. Segment Results				
(a) Aluminium	5,448	7,902	24,231	29,292
(b) Copper	1,710	1,365	5,034	5,171
	7,158	9,267	29,265	34,463
Less: Interest & Finance Charges	(988)	(577)	(2,806)	(2,424)
	6,170	8,690	26,459	32,039
Add: Other un-allocable Income net of un-allocable expenses	735	889	3,797	3,007
Profit before Tax	**6,905**	**9,579**	**30,256**	**35,046**
3. Capital Employed				
(a) Aluminium	80,083	74,511	80,083	74,511
(b) Copper	53,967	49,307	53,967	49,307
	134,050	123,818	134,050	123,818
Un-allocable/ Corporate	139,485	85,181	139,485	85,181
Total Capital Employed	**273,535**	**208,999**	**273,535**	**208,999**

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Upon receipt of all requisite approvals, Indian Aluminium Company, Limited, a subsidiary of the Company, has been amalgamated with the Company with effect from 1st April, 2007. Accordingly, the figures of current quarter and year ended 31st March, 2008 are not comparable with those of the corresponding previous periods.

2. The Company raised Rs.22,195 million from a rights issue in January 2006. The issue was made to part finance various brownfield and greenfield projects.

   The brownfield expansions of Muri Alumina and Hirakud Aluminum are in the final stages of commissioning. However the Belgaum Alumina project could not be started due to non-allotment of bauxite mines. The greenfield projects namely Aditya Aluminum and Utkal Alumina are at various stages of implementation but have been delayed due to delay in securing regulatory approvals.

   The proceeds of the rights issue aggregating to Rs.22,195 million have been utilized for the purpose of defraying issue related expenses of Rs.366 million and subscription to shares of a subsidiary company to the extent of Rs. 3,935 million while the balance amount is temporarily invested in short term liquid securities.

   As per SEBI (DIP) Guidelines read with clause 43 and 43(A) of the listing agreement, the project monitoring report submitted by the Monitoring Agency has been reviewed by the Audit Committee at its meeting held on 30th April, 2008.

3. Adjustment for earlier years (net) under Tax Expenses includes write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments.

4. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 31st March, 2008 stood at Rs. 220 million, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivative entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company intends to go for early adoption of AS 30 on Financial Instruments: Recognition and Measurement which will take some time on account of associated complexities and documentation requirements. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st January, 2008	Received	Resolved	Pending as on 31st March, 2008
0	24	24	0

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 30th April, 2008. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D Bhattacharya

D. Bhattacharya
Managing Director

Place : Mumbai
Dated: 30th April, 2008

END